Orrick, Herrington & Sutcliffe LLP 2100 Pennsylvania Avenue NW Washington, DC 20037-3202 +1 202 339 8400 orrick.com

April 18, 2025

VIA EDGAR

Mr. Donial Dastgir, Esq.

Mr. Arthur Sandel, Esq.

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital One Funding, LLC
Capital One Multi-asset Execution Trust
Capital One Master Trust
Amendment No. 1 to Registration Statement on Form SF-3
Filed April 18, 2025
File Nos. 333-285591, 333-285591-01, and 333-285591-02

Dear Mr. Dastgir and Mr. Sandel:

We are pleased to file Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”) on behalf of Capital One Funding, LLC (the “Registrant”), as depositor to the Capital One Multi-asset Execution Trust (the “Trust” or “Issuing Entity”). We have reviewed your letter dated April 2, 2025 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Registration Statement on Form SF-3 filed with the Commission on March 6, 2025 (the “Registration Statement”). The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in Amendment No. 1. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Mr. Donial Dastgir, Esq. Mr. Arthur Sandel, Esq. Securities and Exchange Commission April 18, 2025 Page 2

Registration Statement on Form SF-3

General

Comment 1:

Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response:	We supplementally confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely in its Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the asset class underlying the transactions to be registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2 to Form SF-3.

Form of Prospectus

Prospectus Summary, page 6

Comment 2:

The diagrams illustrating the application priority of Card series Finance Charge Amounts on page 32 and Card series Principal Amounts on page 33 indicate that both amounts will ultimately flow to the transferor. Please revise both diagrams to name Capital One Funding, LLC as transferor in a manner consistent with how Capital One Funding, LLC is identified both by name and as depositor in the diagram depicting the flow of funds on page 26.

Response:	We have revised the diagrams illustrating the application priority of Card series Finance Charge Amounts on page 33 and Card series Principal Amounts on page 34 to indicate that both amounts will ultimately flow to Capital One Funding, LLC, as Depositor and Transferor. We have made a conforming change in the diagram on page 27 for consistency.

The Master Trust

Addition of Master Trust Assets, page 76

Comment 3:	We note your disclosure here and elsewhere throughout the prospectus that additional accounts may be designated to the Master Trust Portfolio, subject to the satisfaction of certain conditions. Please revise your prospectus where appropriate to include disclosure about the nature of the review of such additional accounts performed by the depositor or sponsor as required by

Mr. Donial Dastgir, Esq. Mr. Arthur Sandel, Esq. Securities and Exchange Commission April 18, 2025 Page 3

Rule 193 and whether the receivables related to such accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.

Response:	We have revised the discussions under “The Master Trust—Addition of Master Trust Assets” to describe the process by which eligible accounts are identified and selected as additional accounts. We have also added a bracketed placeholder confirming that disclosure contemplated by Items 1111(a)(7), (a)(8), and (g)(8) of Regulation AB will be included in the event the receivables related to additional accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. In addition, we have added a notation relating to the disclosure under the caption “Review of Receivables in Master Trust Portfolio” in Annex I confirming that the review of receivables in the master trust portfolio in connection with new issuances will encompass receivables comprising the master trust portfolio as of the dates set forth in the related prospectus, which includes receivables arising in additional accounts designated to the master trust portfolio on or prior to such dates.

Annex I

The Master Trust Portfolio, page A-I-1

Comment 4:

We note your disclosure here and elsewhere throughout the prospectus that the accounts that comprise Master Trust Portfolio may contain delinquent receivables. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Response:	General Instruction I.B.1.(e) to Form SF-3 provides that delinquent assets may not constitute 20% or more, as measured by dollar volume, of the asset pool as of a related measurement date. Instruction 1.b to Item 1101(c) of Regulation AB indicates that, in the case of master trusts, this “measurement date” is the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction. The Registrant will confirm in connection with each takedown that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool on the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction.

Mr. Donial Dastgir, Esq. Mr. Arthur Sandel, Esq. Securities and Exchange Commission April 18, 2025 Page 4

Part II

Item 14, Exhibits., page II-2

Comment 5:

Please file the articles of organization of Capital One Funding, LLC, or instruments corresponding thereto, as currently in effect and any amendments thereto. Refer to Item 601(b)(3)(i) of Regulation S-K.

Response:	We have filed the Amended and Restated Articles of Organization of Capital One Funding, LLC, as currently in effect, as Exhibit 3.4 to the Registration Statement. There are no amendments to those Amended and Restated Articles of Organization at this time.

We believe the Registrant’s response addresses each of the Staff’s comments. If you have any questions or comments regarding this response, please do not hesitate to contact me at (202) 339-8456.

Sincerely,
/s/ Michael Mitchell
Michael Mitchell

cc:	Franco E. Harris, President
Capital One Funding, LLC